

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 22, 2009

<u>Via U S Mail and FAX [(852) 2755 9452]</u>

Chung-Lun Yang
Chief Executive Officer
ACL Semiconductors Inc.
B24-B27, 1/F., Block B
Proficient Industrial Centre
6 Wang Kwun Road
Kowloon, Hong Kong

> Re: **ACL Semiconductors Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed on April 14, 2009**
> **File No. 000-50140**

Dear Mr. Yang:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

General

1.   It appears that the cover page of your Form 10-K is superseded. In any future or
        amended filings please utilize the current form of the cover page.

Item 6. Selected Financial Data, page 14

2.   The header to Selected Financial Data indicates that the data was derived from financial
        statements audited by JTC Fair Song. As it appears that JTC only audited the two most
        recent periods, please appropriately revise the header in any future or amended filings to
        clarify. Please note that you are not required to identify your auditor in Selected
        Financial Data.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 15

Accounting Principles: Anticipated Effect of Growth, page 16

3.   We note that you recorded impairment of long-lived real property assets in 2008 of
        approximately $883,000. We also see on page 16 disclosure where you indicate that
        "losses in values of its real property assets may be recovered in 2009." Under US
        GAAP, impairment losses on long-lived assets not qualifying for held for sale accounting
        are permanent reductions of carrying amount that are not reversed for subsequent
        changes in fair value. Accordingly, please tell us how your disclosure considers and is
        consistent with the guidance from FASB ASC 360-10-35-20 (FAS 144, paragraph 15).

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007, page 18

4.   You disclose that the $883,000 impairment charge for your real properties was based on
        valuations prepared by a professional surveyor. Please tell us the nature and extent of the
        third-party's involvement in your decision-making process associated with the
        impairment evaluation. While you (management) may elect to take full responsibility for
        valuations used in the assessment of the real property assets for impairment, if you
        choose to continue to refer to the expert, you will need to name the expert in any future
        or amended filings and include their consent as an exhibit to any registration statement
        that includes or incorporates this disclosure in compliance with Securities Act Rule 436.

> Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

5.   In that regard, in any future or amended filings please disclose how fair value of the impaired real properties was actually determined. Please describe the valuation model(s) and the significant assumptions that are the key drivers of the model(s) you utilized.

6.   You disclose that income tax expense decreased in 2008 "mainly due to reverse overprovisions made in the last year." Please tell us what this rationale is intended to convey. As well, tell us how your explanation is consistent with the income tax provision reconciliation presented on page F-27. The referenced table does not present an item for any prior year provision over/under in any period. Please clarify in any future or amended filings.

Liquidity and Capital Resources, page 21

7.   You disclose that short-term borrowings from banks are required to finance the purchase of memory products from Samsung because you are required to pay for those products prior to release from Samsung's warehouse. In any future or amended filings please expand the liquidity discussion to describe your borrowing capacity and the terms of access to that capacity. Describe specific matters related to the actual credit agreements that might negatively impact your ability to access credit lines necessary under your business model. For instance, clarify whether there are financial or other covenants or borrowing formulas that may impact your borrowing capacity under the credit agreements.

8.   You indicate on page 21 that the change in net cash flows from operating activities "was primarily due to decrease of inventory value at the end of 2008." However, based on the statement of cash flows for 2008 it appears that other components of working capital also materially affected cash flows from operations. In any future or amended filings please provide a more complete discussion of the reasons for significant changes in cash flows from operations. Refer to Securities Act Release 33-8350 for guidance.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 27

9.   You state under this caption that all loans to you have fixed interest rates. The disclosure in this caption does not appear consistent with disclosures about your debt from Notes 4

and 5 or disclosure from page 22 of MD&A, all of which suggest that most, if not all of your debt carries variable rates of interest. Please resolve the discrepancy in any future or amended filings. Also note that Item 7A disclosure is not required if you are a smaller reporting company as defined in our rules. However, if you elect to present market risk disclosure, the disclosure presented should be complete under Item 305 of Regulation S-K.

Item 9AT Controls and Procedures, page 27

10.   In the second paragraph you indicate that Disclosure Controls and Procedures are not effective as of December 31, 2008 because of a significant deficiency described in the subsection captioned "Significant Deficiencies In Disclosure Controls And Procedures Or Internal Controls." However, there is no discussion presented under that heading. Please tell us about and revise to describe the control weakness on which you based your conclusion on the effectiveness of Disclosure Controls and Procedures as of December 31, 2008. In that regard, please also describe and disclose the actions management undertook to ensure that the Form 10-K included all required content.

11.   It does not appear that your management has performed its assessment of Internal Control over Financial Reporting as of December 31, 2008 or as of December 31, 2007. Since you were required to file or filed an annual report as of December 31, 2006, it appears you were required to report on your management's assessment of Internal Control over Financial Reporting as set forth in Item 308T(a) of Regulation S-K as of December 31, 2008 and as of December 31, 2007. Refer also to Exchange Act Rule 13a-15(c).

If your management has not yet performed its assessments, we ask that you complete your evaluations and amend your Forms 10-K as of December 31, 2008 and 2007 within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- The Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf.

- The Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf.

- The "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: http://www.sec.gov/info/smallbus/404guide.shtml.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

12.   As a related matter, while you currently disclose that Disclosure Controls and Procedures are not effective because of a significant deficiency, you should expand the discussion of the rationale for your conclusion to also address the failure to present management's assessment of Internal Control over Financial Reporting as required by Item 308T of Regulation S-K. In that regard, please refer to the definition of Disclosure Controls and Procedures provided in Exchange Act Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by an issuer is recorded, processed, summarized and *reported* within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

Changes to Internal Control over Financial Reporting

13.   You indicate that except as noted below in the subsection captioned "Significant Deficiencies In Disclosure Controls And Procedures Or Internal Controls" there were no changes in internal control over financial reporting. However, there is no discussion presented under that heading. Please appropriately revise to clarify.

14.   As a related matter, please also revise to clarify whether there was any change in internal control over financial reporting occurring during fourth quarter that has materially affected or that is reasonably likely to materially affect internal control over financial reporting. Refer to the language set forth in Item 308T(b) of Regulation S-K.

Other Observations

15.   We see the discussion of control matters related to inadequate segregation of duties, inadequate documentation of policies and procedures and a lack of directors with knowledge of U.S. generally accepted accounting principles, all three of which are characterized as "other observations."   The matters you describe are commonly disclosed as significant deficiencies or material weaknesses. Please explain to us how you concluded that each of these matters is not a material weakness or is not a significant deficiency as those two concepts are defined in Rule 1-02(a)(4) of Regulation S-X. Please note that under Item 308T(a)(3) of Regulation S-K your filing is required to identify and describe each material weakness in internal control over financial reporting.

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

16.   The audit firm JTC Fairsong CPA Firm is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements *prior* to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm. We may be unable to complete our review and accept the reports of JTC Fairsong CPA Firm until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, JTC Fairsong CPA Firm should inquire with Kevin Stout in the Office of the Chief Accountant (202-551-5930) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will

provide a letter outlining the steps and information necessary to complete the review. Please advise us of JTC Fairsong CPA Firm's plans to complete this process.

17. As a related matter, the audit firm Jeffery Tsang & Co. is also not recognized by the staff of the SEC. Accordingly, the comment above also applies to that Firm. Jeffery Tsang & Co. should inquire with Kevin Stout in the Office of the Chief Accountant (202-551-5930) and request the information to begin the demonstration process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of Jeffery Tsang & Co.'s plans to complete the demonstration process.

18. Your Form 10-K should include an audit report or reports covering each of the annual periods included in your filing. Accordingly, please amend to present an audit report or reports for December 31, 2007 and 2006. For guidance, please refer to Articles 2 and 3 of Regulation S-X.

19. As a related matter, the audit report currently indicates that the restatement adjustment applied to the 2006 financial statements was "reviewed" by your current auditor. The restatement adjustment should be audited by your current or former auditor, with appropriate description in the audit report. Please revise.

20. The audit report discloses that the 2006 financial statements were restated in 2007. Accordingly, please ask your auditors to describe to us their rationale for the last sentence of the first paragraph of their report. The referenced sentence indicates that nothing came to your auditors' attention that would materially affect the 2006 financial statements, which are covered by a predecessor audit report.

21. We note that a predecessor audit report from Jeffery Tsang dated April 17, 2007 (as presented in the Forms 10-K and 10-K/A as of December 31, 2007), includes the following explanatory paragraph: "As discussed in Note 10 to the consolidated financial statements, the Company has had numerous significant transactions with businesses and affiliates controlled by, and with persons who are related to, the officers and directors of the Company." We also see the following language about that predecessor audit report in the audit report from your current auditor dated April 14, 2009: "Their reports did not contain any adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles, except for the explanatory paragraph regarding the substantial doubt on the Company's numerous significant transactions with

its related parties and its dependence on one single vendor to supply its inventories relating to the reports for the year presented."

Please have your current auditor respond to the following:

- Tell us how the language from your current auditors regarding the predecessor audit report and the "substantial doubt" about dependence on a single vendor to supply inventories is consistent with the actual language used in the predecessor audit report dated April 17, 2007. In that regard, we do not see any reference to dependence on a single vendor in the predecessor audit report.

- Tell us why the current auditor characterizes the explanatory paragraph included in the predecessor audit report dated April 17, 2007 as expressing "substantial doubt" regarding the related party transactions. In that regard, it is not clear how the factual statement made by your predecessor auditor regarding related party transactions expresses "substantial doubt" about those transactions or the financial statements. Please advise.

Consolidated Statements of Operations, page F-4

22.   We see that you classify impairment of long-lived real property assets as "Other income (expenses)". Please tell us why the charge is not presented as an operating expense for US GAAP purposes. We refer you to FASB ASC 360-10-45-4 which provides that impairment losses on assets to be held and used should be included in income from operations, if presented. Refer also to Question 2 of SAB Topic 5-P.

23.   We refer to the line item "Income taxes (refund) paid". The caption implies that the associated amounts are cash basis. The provision for income taxes presented in your statement of operations should be based on the asset and liability method described in Section 740 of the FASB Codification (legacy SFAS 109). Confirm to us that you have not presented cash basis income tax amounts in your income statement; and, if true, please provide an appropriate title for the provision for income taxes in any future or amended filings.

24.   We see that the Miscellaneous line item under Other income (expenses) is significant in relation to net income (loss) in each year. In any future or amended filings please provide a description of the components of Miscellaneous in MD&A and describe reasons for changes in the amounts from period to period.

Consolidated Statements of Cash Flows, page F-6

25.   We note an addition to the 2008 net loss titled "Change in Inventory reserve" totaling $190,000. As set forth in SAB Topic 5-BB, provisions for inventory impairment are reductions of inventory cost that do not get relieved until the associated inventory is sold or otherwise disposed. Please describe the circumstances leading to the reduction of the inventory reserve and tell us how the accounting is consistent with SAB Topic 5-BB.

26.   We see that borrowings from and payments on lines of credit, notes payable and long-term debt are presented "net." In your disclosures in Notes 4 and 5, we read that these items include revolving lines of credit, factoring facilities, and installment loans. Tell us why you believe "net" presentation of cash flows from these borrowings is appropriate in GAAP. Please refer to FASB ASC 230-10-45-8 and 230-10-45-9 (SFAS 95, paragraphs 12 and 13) and explain to us how your presentation of "net" cash flows for these items is appropriate under that guidance.

Note (1) Organization and Significant Accounting Policies

Revenue Recognition, page F-11

27.   We see that you operate as distributor for Samsung. We also see disclosure that Samsung sets the prices at which you sell to your customers (Form 10-Q as of June 30, 2009, page 14). Please tell us how you evaluated the guidance from FASB ASC 605-45-45 (EITF 99-19) in assessing whether you should report revenues on a gross or net (agent) basis. In that regard, tell us how you considered each of the elements described in the referenced guidance in reaching your conclusion.

Long-Lived Assets, page F-13

28.   We read that in 2008 you recorded a loss totaling $883,000 on real property assets. In any future or amended filings please expand the footnote disclosure to more fully comply with the disclosure guidance from FASB ASC 360-10-50-2 (SFAS 144, paragraph 26). In that regard, provide:

- A description of the impaired real property, and facts and circumstances leading to the impairment.

- The method or methods for determining fair value (whether based on a quoted market price, prices for similar assets, or another valuation technique). That is, please describe the valuation techniques.

Note (2) Prior Year Adjustments, page F-18

29.   We read that in 2007 you restated the financial statements for 2006 to record consulting and advisory services paid in shares. Please tell us how you complied with the requirements in Item 4.02 of Form 8-K with respect to this restatement.

Note (4) Revolving Lines of Credit and Loan Facilities, page F-23

30.   With respect to the various credit instruments described in Note 4, please expand any future or amended filings to describe repayment terms and maturity dates. If any of the instruments are due on demand, please disclose. Also, clarify whether any of the arrangements are subject to a borrowing base or similar provision or covenants that might restrict you from borrowing the full amount of the underlying credit lines.

Note (5) Long-term Debt, page F-25

31.   In any future or amended filings please disclose the final maturity of each of the installment loans. If applicable, please also address any balloon payment requirements.

Note (11) Commitments, page F-30

32.   This footnote appears to describe various derivative instruments. In any future or amended filings please expand Note 1 to provide an accounting policy disclosure for the derivatives. Expanded disclosure should address both how you account for and present the instruments in your financial statements. Also, disclose how you value those instruments at financial reporting dates. Please also expand Note 11 to provide all of the relevant disclosures required by FASB ASC 815-10-50 (FAS 133, paragraph 44).

33.   As a related matter, please tell us (1) the business purposes of the derivative arrangements, (2) a description of the accounting applied, including whether you have adopted hedge accounting, and (3) how you determined the fair value of the derivative instruments at year end. Clarify for us how your accounting for these instruments complies with GAAP.

Note (12) Related Party Transactions, page F- 31

34.   Please tell us about, and in any future or amended filings disclose, the specific payment terms for each related party receivable reported in your balance sheet. In that regard, tell us whether any of the related party receivables have been outstanding for more than 12 months. If so, tell us (1) why the receivables have not been collected, and (2) why current asset classification is appropriate in GAAP. Specifically address the receivables from Aristo Technologies and Classic Electronics.

35.   Tell us and disclose in any future or amended filings why you believe the receivables from Aristo Technologies and Classic Electronics are collectible. In that regard, also disclose the terms and conditions of the shareholder guarantees and disclose how you determined that guarantors have the intent and ability to perform, if necessary.

Form 10-Q for the quarter ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

36.   We see on page 16 that you have compared and discussed Results of Operations for the three months ended June 30, 2009 and 2008. However, a comparison and discussion of Results of Operations for the six-month periods ended June 30, 2009 and 2008 has not been presented. In any future or amended filings please revise MD&A to compare and discuss the results of operations for both the quarter and year-to-date periods presented. Please see Item 303(b) of Regulation S-K for guidance.

37.   In any future or amended filings please add disclosure clarifying which banking facilities were canceled or reduced. Please also add a description of your remaining borrowing capacity, if any, and describe any specific uncertainties with respect to your ability to draw on the remaining credit arrangements. In addition, describe the potential impact on your business of the canceled and reduced credit lines. For guidance on MD&A please refer to Securities Act Release 33-8350.

Item 4T. Controls and Procedures, page 18

38.   You disclose that you completed your evaluation of disclosure controls and procedures as of a date within 90 days of the filing date of the quarterly report. As set forth in Exchange Act Rule 13a-15(b) you must perform your evaluation of disclosure controls and procedures as of the end of the each fiscal quarter. Please file an amendment to revise. This comment also applies to your Form 10-Q as of March 31, 2009.

39.   You disclose that Disclosure Controls and Procedures are effective as of June 30, 2009. You also disclose in the Form 10-Q as of March 31, 2009 that Disclosure Controls and Procedures are effective. However, in the Form 10-K as of December 31, 2008 you disclose that Disclosure Controls and Procedures are not effective; and we see no discussion of any changes in controls leading to the revised conclusion with respect to Disclosure Controls and Procedures in the subsequent Forms 10-Q. Accordingly, please tell us how you were able to conclude that Disclosure Controls and Procedures are effective at both March 31, 2009 and June 30, 2009. Your response should explain the changes in controls on which your revised conclusion is based. Any amended or future filings should fully describe the changes in controls leading you to conclude that Disclosure Controls and Procedures are effective at March 31, 2009 and June 30, 2009.

40.   As a related matter, in light of your apparent failure to present management's assessment on Internal Control over Financial Reporting as of December 31, 2008 and 2007, it appears unlikely that your Disclosure Controls and Procedures are effective at either quarter end. Please advise.

41.   Please also note that the Exchange Act Rule references included in your disclosure are not current. If you provide rule references in future or amended filings, please appropriately update those references.

Exhibits 31.1 and 31.2

42.   We note that you omitted a portion of the introductory language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K and that you omitted paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K, both of which refer to internal control over financial reporting. Your certifications must be exactly as specified in Item 601 of Regulation S-K. Accordingly, please provide an abbreviated amendment of the filing that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

This comment also applies to the Form 10-Q as of March 31, 2009 since that filing also includes incomplete certifications.

Forms 10-K and 10-K/A for the fiscal year ended December 31, 2007

Item 8. Financial Statements

43.   We see that the audit report on the 2007 financial statements is dated April 15, 2008 while the Form 10-K was received in EDGAR on April 14, 2008. Please tell us why the audit report is dated after the date the filing was submitted in EDGAR.

44.   We see that you filed a Form 10-K on April 14, 2008 and that you subsequently amended that Form 10-K on April 16, 2008 to report the correction of an error related to 2006. Please tell us when you first became aware of that error and explain why the correction was not included in the Form 10-K as initially filed.

45.   As noted above, the restatement adjustment applied to the 2006 financial statements must be audited in order for your financial statements to comply with the requirements of Regulation S-X. The auditor taking responsibility for that adjustment should so state in a revised report. If the restatement adjustment was applied after the date of the audit report, the auditor should give appropriate consideration to the guidance on dual-dating of audit reports.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676

Sincerely,

Gary R. Todd
Reviewing Accountant